UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 23, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Senior Mortgage Loan - Point Martin, LLC

On May 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, a first mortgage bridge loan with a maximum principal balance of $9,900,000 (the “Point Martin Senior Loan”). Details of the loan acquisition can be found here.

The borrower, Point Martin, LLC, (“Point Martin”) has since obtained unappealable entitlements for 133 townhomes for the site generally located at the corner of Farrier Place and Steve Courter Way, Daly City, CA 94014 (the “Point Martin Property”).  On September 23, 2019, Point Martin executed a loan modification increasing the principal balance of the Point Martin Senior Loan by $6,000,000, (the “Point Martin Additional Proceeds”) to $15,900,000 . The Point Martin Senior Loan’s loan-to-value ratio, or LTV ratio, is approximately 43.9%. The LTV ratio is the amount of the Point Martin Senior Loan divided by the third-party appraised value of the Point Martin Property as of May 2018. There can be no assurance that such value is correct.

An affiliate of our Manager earned an origination fee of approximately 1.5% of the Point Martin Additional Proceeds.  All other terms of the loan, including interest rate, maturity date, and extension options remain unchanged.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 16, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:     September 27, 2019